June 18, 2009

Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
And Documents Incorporated by Reference
Filed March 16, 2009
File No. 001-14012

Dear Mr. Spirgel:

This letter responds to the comments included in the staff's letter dated June 5, 2009 relating to Emeritus Corporation’s annual report on Form 10-K and definitive proxy statement on Schedule 14A for the fiscal year ended December 31, 2008. As requested in your letter, we acknowledge that:

•	Emeritus Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis….page 29

Non-GAAP Measures, page 54

1.
We note your use of Adjusted EBITDA/EBITDAR.  Since you use this measure to evaluate liquidity as well as operating performance, also reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities.

Response

In future filings we will provide a reconciliation of EBITDA/EBITDAR to cash flow from operating activities.  Supplementally, we advise the Staff that the following are reconciliations for the three months ended March 31, 2009 and the year ended December 31, 2008.

United States Securities and Exchange Commission
June 18, 2009

	Three Months
	Ended	Year Ended
	March 31,	December 31,
	2009	2008

Adjusted EBITDAR	$62,681	$223,260
Provision for income taxes	(270)	(1,020)
Facility lease expense	(21,685)	(71,320)
Amortization of loan fees	755	2,587
Interest expense	(25,633)	(94,861)
Interest income	138	2,292
Allowance for doubtful receivables	754	1,647
Professional and workers' compensation liability adjustments	-	6,028
Debt refinancing costs	-	(1,204)
Development and transaction costs written off	(78)	(1,878)
Changes in operating assets and liabilities, net	4,203	(2,493)
Discontinued operations	317	215
Other noncash items	8	(743)

Net cash provided by operating activities	$21,190	$62,510

2.	In future filings, please disclose that management uses EBITDA and EBITDAR in determining levels of executive compensation.

Response

In future filings, we will disclose that management uses EBITDA and EBITDAR in determining levels of executive compensation.

3.
Revise your disclosure to include the material terms of your debt obligations, including financial covenants and ratios, a description of the cross-default provisions (including the types of defaults that trigger these provisions), and the consequences of default for each agreement.  Note that Release No. 34-48960 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent or when they restrict the ability to pay dividends.

Response

In future filings we will expand our discussion to include the material terms of our debt obligations, as requested, taking into consideration Release No. 34-48960.

Impairment Loss in Long-Lived Assets, page 37

4.	We note that a decline in your stock price triggered another impairment test as of March 31, 2009 and that you anticipated that you would likely record a goodwill impairment charge in the first

United States Securities and Exchange Commission
June 18, 2009

quarter of 2009.  However, it is unclear from your Form 10-Q for the quarterly period ended March 31, 2009 whether you tested your goodwill for impairment and what the results of your impairment testing was.  Please revise your disclosures accordingly in your Form 10-Q.

Response

We did perform a goodwill impairment test as of March 31, 2009, as explained in detail in our response to comment 7 below.  In future Form 10-Q filings, we will disclose the assumptions and results of this and any subsequent goodwill impairment test and clarify the methodology used.

Other, net, page 39

5.
We note that you have included $4.1 million of project development expenses and $1.3 million from the write-off of intangible assets related to the purchase of previously leased communities in “other, net” on the income statement.  Tell us why you believe this classification is appropriate as opposed to classification in operating expenses.

Response

The $4.1 million of capitalized costs relates to real estate development costs for the construction of new communities.  These projects were abandoned before actual construction began and thus the related costs that had no future benefit were written off.  We believe that these write-offs are appropriately classified in “other, net” because the related assets were non-operating assets.  Construction of the buildings never commenced and it is our belief that these expenses are more akin to investment costs than operating costs.

The $1.3 million write-off of intangible assets relates to the 2008 Ventas Asset Acquisition described in Note 4 on page F-20 and represents the excess of intangible assets (below-market rent) over deferred rent and other liabilities on the balance sheet at the date of acquisition.  As indicated below in our response to comment 12, for operating leases, where assets exceed liabilities it is our policy to charge the net balance sheet asset to expense.  We believe this write-off is related to an investing activity rather than an operating activity (i.e. the acquisition of a leased property) and, as such, is appropriately classified as a non-operating expense in “other, net.”

Net Loss and Property-Related expense, page 40

6.
Please revise your discussion to separately discuss your net loss from your property-related expense.  You should explain in detail the reasons for your net losses and any changes from the previous year.

Response

We believe that the changes in net losses from property-related expenses are adequately explained under the subcaptions Depreciation and Amortization, Facility Lease Expense and Interest Expense on pages 38 and 39.  In future filings we will summarize and, as necessary, expand these discussions under the Net Loss and Property-Related Expense caption.

United States Securities and Exchange Commission
June 18, 2009

1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Asset Impairments
b. Goodwill, page F-13

7.
We note your statement that you concluded that no impairment charge was required during your annual impairment test based on a comparison of your market capitalization to your net equity as of October 31, 2008.  We further note that you tested your goodwill for impairment again as of December 31, 2008 and determined that goodwill was not impaired.  Tell us how you tested goodwill for impairment as of December 31, 2008 and subsequently at March 31, 2009.  It appears from your disclosures in the last two sentences of the second paragraph on page F-13 that you utilize a discounted cash flow approach to determine fair value of your reporting unit.  However, this disclosure does not appear to reconcile with the disclosure regarding how you tested impairment as of October 31, 2008 which is based on your market capitalization.  Please advise or revise.  Also, describe changes to the assumptions and methodologies, if any, in each of your impairment tests since your last annual impairment test as of October 31, 2007.

Response:

In accordance with FAS 142, the Company first considers the comparison of its market capitalization to its net equity to assess if goodwill may be impaired; not that market capitalization is considered to be the sole measurement of fair value of the Company, as we believe other factors could cause the fair value of the Company to differ from its market capitalization, but to consider whether a further assessment of the Company’s fair value is necessary to determine if goodwill is impaired.

As such, we tested goodwill for impairment as of October 31, 2007 and 2008 and December 31, 2008 based on a comparison of our market capitalization to our net equity.  In each case the Company’s market capitalization exceeded its net equity, and absent any other factors, provided evidence that goodwill was not impaired and a further analysis of the Company’s fair value was not necessary.

As of March 31, 2009, the Company’s market price per share closed at $6.56, which was less than net book value per share of $8.83.  This decline in the market capitalization of the Company would indicate that the fair value of the Company had diminished and that goodwill may be impaired as of that date.  However, we believed that the individual market price of a share of stock at March 31, 2009 was not indicative of the Company’s fair value in light of the financial market turmoil combined with problems experienced by some of our competitors, which led to a temporarily suppressed market price.  We based this belief on several factors, including the fact that: (i) there had been no fundamental change in the operating results and cash flows of the Company since October 31, 2008 and compared to our budgets; (ii) approximately 50% of the Company’s stock is held by affiliates, resulting in low average daily trading volumes establishing market prices; and (iii) the consensus estimate of fair value per share by respected industry analysts that follow the Company was approximately $13.20 per share.  We therefore engaged a third-party valuation firm to assist us in estimating the Company’s fair value, which was determined to be approximately $9.80 per share at March 31, 2009, based on a 50/50 weighted average of the market approach and income (discounted cash flow) approach.  The Company’s

United States Securities and Exchange Commission
June 18, 2009

book value per share as of March 31, 2009 was $8.83.  Based on the factors set forth above, we concluded that the fair value of the Company exceeded its net book value at March 31, 2009, indicating that goodwill was not impaired, and a step two test was not necessary as of March 31, 2009.  Incidentally, the Company’s closing stock price on May 11, 2009, the day we filed the Form 10-Q, was $13.25.

Further, we supplementally advise the Staff that KPMG LLP’s national office reviewed our approach for the above and did not object to this approach.

Leases, page F-15

8.
Tell us the nature of your out-of-pocket costs that are incurred.  Also, tell us why you believe it is appropriate to capitalize out-of-pocket costs incurred to enter into lease contracts as lease acquisition costs to be amortized over the life of the respective leases.  Refer to your basis in the accounting literature.

Response

The capitalized lease acquisition costs are comprised primarily of legal, accounting, licensure and environmental study fees incurred with third parties.  While the accounting literature does not specifically address the lessee’s direct costs of obtaining a leasehold interest, we believe that analogous standards support our conclusion that these costs should be capitalized and amortized over the life of the lease.

We believe that the benefits of the lease acquisition costs are being “consumed” over the life of the lease.  This concept is employed by FAS 13, amended by FAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, which specifies that for lessors, the initial direct costs of entering into a lease are to be deferred and amortized over the lease term.  Similarly, debt issuance costs incurred to obtain a loan are deferred under APB 21 paragraph 16 and charged to expense over the term of the related debt.  We believe that whether the financing mechanism for acquiring a new community is a lease or a mortgage, the initial direct costs of the transaction should be consistently deferred and amortized over the life of the lease or mortgage.

As further support for our conclusion, we noted that the Arthur Andersen book, Accounting for Leases – Interpretations of FASB Statement No. 13, As Amended, states in section 5m-2 (Lessee Pays Initial Direct Lease Costs) that “other up-front costs incurred by the lessee on its own behalf in consummating the lease should not be included in minimum lease payments.  Such costs may be deferred and amortized over the lease term if the costs were incurred with independent third parties.”

9.	Tell us how you evaluated paragraph B24 of FIN 46(R) with respect to your options to acquire leased assets.

United States Securities and Exchange Commission
June 18, 2009

Response

None of our leases provide for a residual value guarantee.  We reviewed all leases that contain fixed price purchase options and determined that in no case does the leased property represent a majority of the lessor’s assets (FIN 46R, paragraph 12).  Most of our leases are with large publicly traded real estate investment trusts.  Therefore, we are not required to consolidate any of our lessors.

Deferred Gain on Sale of Communities, page F-15

10.	Tell us whether you had any leasebacks that were accounted for as capital leases and if so, how you accounted for the deferred gain.

Response

Yes, we have leasebacks that are accounted for as capital leases. We deferred all gains on these sale-leasebacks and amortize the gains over the life of the respective lease.

4. Acquisitions and Other Significant Transactions, page F-21

11.
We note from your purchases of properties previously accounted for as capital leases that the difference between the carrying amount of the capital lease assets and the capital lease obligations and related intangibles was recorded as a reduction in the carrying amount of the purchased communities.  Based on your disclosure, it is unclear how you comply with paragraph 5 of FIN 26.  Please advise.

Response

Paragraph 5 of FIN 26 states that “The termination of a capital lease that results from the purchase of a leased asset by the lessee is not the type of transaction contemplated by paragraph 14(c) of FASB Statement No. 13 but rather is an integral part of the purchase of the leased asset. The purchase by the lessee of property under a capital lease shall be accounted for like a renewal or extension of a capital lease that, in turn, is classified as a capital lease, that is, any difference between the purchase price and the carrying amount of the lease obligation shall be recorded as an adjustment of the carrying amount of the asset.”

Our disclosures state that the difference between the carrying amount of the capital lease assets and the capital lease obligations and related intangibles are recorded as a reduction in the carrying amount of the purchased communities.  Stated another way, the net carrying amount of the lease-related accounts on the balance sheet as of the acquisition date are adjusted against the purchase price of the acquired communities.  Therefore, we are complying with Paragraph 5 of FIN 26 in that the difference between the purchase price and the carrying amount of the lease obligation is being recorded as an adjustment of the carrying amount of the asset.  We will clarify this disclosure in our future filings to more closely state the wording of Paragraph 5 of FIN 26.

12.
Tell us in detail how you account for your purchases of properties subject to operating leases.  Provide us with the specific facts and circumstances that support your accounting.  Refer to your basis in the accounting literature.

United States Securities and Exchange Commission
June 18, 2009

Response

In accounting for the purchase of property under an operating lease, we look to the principles in FIN 26, whereby the purchase and the lease termination are treated as one integrated transaction.  Balance sheet accounts related to the termination of an operating lease are typically deferred (straight-line) rents, above/below market rent intangibles, lease deposit discounts and deferred lease acquisition costs.  Where the net sum of these accounts results in a net credit, the credit is recorded as a reduction to the carrying amount of the purchased assets.  We believe this is appropriate because the FASB’s intention in FIN 26 was that the purchase of leased assets should not result in gain recognition.  Where the net sum of these accounts results in a net debit balance, it is our policy to record the net debit as an expense, as discussed in our response to comment 5 above.  We believe that it is acceptable to record this expense because the recognition of a loss is allowed under paragraph 4 of FIN 26.

As further support for our conclusion, we noted that the Arthur Andersen book, Accounting for Leases – Interpretations of FASB Statement No. 13, As Amended, indicates in section 15-9 (Lessee’s Purchase of Leased Asset Under an Operating Lease During the Lease Term) that the approach outlined for capital leases under FIN 26 also applies to an operating lease.  The guidance goes on to say that a loss may be recorded upon purchase of a property subject to an operating lease.

Further, we supplementally advise the Staff that the accounting for these purchases of operating leased assets was reviewed by KPMG LLP’s national office who concurred with our accounting.

5. Goodwill and Other Intangible Assets and Liabilities, page F-30

13.
We note that your lease purchase options are not currently amortized but will be added to the cost basis of the related communities when exercised and then depreciated.  Tell us why you believe your accounting policy is appropriate and refer to your basis in the accounting literature.  Also, tell us how you determined fair value of the lease purchase options.

Response

We believe that the lease purchase options are most appropriately accounted for as a component of the basis of the expected purchased property and depreciated over the life of the related building.  We believe that this is in accordance with FAS 142, paragraph 11, which states that “The estimate of the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors:…” and includes in the list of factors (a) the expected use of the asset by the entity and (b) the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.  We believe that the expected useful lives of the purchase options are related to the useful lives of the expected purchased assets.

Additionally, paragraph 12 of FAS 142 states that “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.”  We believe that the economic benefits of the purchase options are not consumed during the lease period, but rather should be amortized over the life of the related property when the options are exercised.  It is our view that the value of the option directly relates to a contractual agreement that would potentially allow us to purchase the asset at less than fair value on the

United States Securities and Exchange Commission
June 18, 2009

exercise date, and adding the purchase option asset to the actual purchase price at the acquisition date would be appropriate as the asset would be more closely valued at its fair value.

We, in conjunction with third-party valuation specialists, determined the fair value of each purchase option by first calculating the estimated contract purchase price at the option year using defined formulas as detailed in the lease, then comparing the estimated contract purchase price with the estimated fair value of the property at the option year.  The fair value of the property at the option year was determined by capitalizing the projected cash flows during the option year. The cash flow was then capitalized by using a market supported rate ranging from 8.0% to 8.75% on a per property basis. If the estimated fair value of the property exceeded the contracted purchase price, then the difference was discounted back to its present value using a risk-adjusted discount rate of 13%, which was deemed an appropriate rate given the options are executed so far in the future and that small changes in the assumptions could significantly impact the option values.

Additionally, the book value of the lease purchase options are part of an asset group that is reviewed for recoverability under FAS 144.

6. Long-term Debt and Line of Credit, page F-33

14.
We refer to the NHP Note.  We note that the seller agreed to extend the term of the note and reduce the interest rate.  We note a further amendment to the note in October 2008.  Tell us how you accounted for this modification of the terms and refer to your basis in the accounting literature.  Refer to EITF 96-19.

Response

In accordance with EITF 96-19, in connection with the April 2008 amendment we calculated the present value of the cash flows under the existing and amended notes.  The present value of the cash flows under the terms of the amended NHP Note (including a modification fee paid to NHP) varied by less than 10% from the present value of the remaining cash flows under the terms of the original note, and therefore the debt modification was not deemed “substantially different” and the amendment was not treated as an extinguishment of debt.  When the NHP Note was further amended in October 2008, we again compared the present value of cash flows from the newly amended note and the original NHP Note that existed prior to the April 2008 modification, in accordance with EITF 96-19.  The resulting change in the present value of the cash flows was less than 10% and therefore the October 2008 amendment was not treated as an extinguishment of debt.  In accordance with EITF 96-19, fees paid to third parties were expensed and fees paid to the lender were deferred and are being amortized over the remaining term of the amended NHP Note.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 21

15.
We note that you target your named executive officers’ base salaries, bonus plans and equity incentive awards to be within the 50th percentile of your peer group.  In future filings, please disclose whether the base salary, bonus plan and equity incentive awards granted to each named

United States Securities and Exchange Commission
June 18, 2009

executive officer were at the 50th percentile of your peer group.  If applicable, clarify what factors were considered in setting an executive’s salary or award higher or lower than the targeted percentile.  For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Response

In future filings, we will disclose the requested information for each named executive officer included in the Summary Compensation Table.  Further, we supplementally advise the Staff that for fiscal 2008, total cash compensation (salary and bonus) for the named executive officers ranged from 79% to 103% of the 50th percentile of our peer group with the mean of payments to the named executive officers at 97% of the 50th percentile.  Total direct compensation, which includes stock option awards, ranged from 62% to 114% of the 50th percentile of our peer group with the mean of total direct compensation at 83% of the 50th percentile.

16.
We note that the Compensation Committee’s determination to award each Co-Chief Executive Officer a cash bonus of $460,000.  We also note that each Co-Chief Executive Officer had the ability to earn a cash bonus of up to 75% of his base salary upon the Company’s achievement of a 3.5% annual year-over-year increase in EBITDA.  Please disclose whether this amount was awarded based solely on the achievement of that goal.  Also explain how the Compensation Committee determined the award for each officer.  We note that the Co-Chief Executive Officers have different base salaries.

Response

In future filings we will disclose specifically how bonuses were determined for each of the Co-Chief Executive Officers and the other named executive officers.  Supplementally we advise the Staff that the bonuses awarded to the Co-Chief Executive Officers were based solely on the achievement of the 3.5% increase in EBITDA.  As of December 31, 2008, Messrs. Baty and Cobb each had a base salary of $630,000.  The amounts disclosed in the Summary Compensation Table are different due to differences in the timing and amounts of their respective salary increases for 2008.

For the other named executive officers, as described on pages 22 and 23 of the proxy statement, 50% of the targeted bonus was based on the corporate financial performance goal and 50% was based on the achievement of individual performance goals.  The corporate financial goal was not achieved but each named executive achieved his or her individual performance goals and so was awarded 50% of the target bonus.  The other 50% of the target bonus that was based on the corporate financial goal was not paid.  However, the Compensation Committee decided to award these officers additional discretionary bonuses, as disclosed.  The amount of the bonuses were calculated in a manner similar to the bonuses paid to Messrs. Baty and Cobb; i.e., these executives were rewarded for the corporate achievement of a 3.5% increase in 2008 EBITDA, with the individual’s total bonus for the year capped at approximately 90% of their target bonus, which target varied from 25% to 50% of their base salary.  The discretionary bonuses are set forth in the Summary Compensation Table under the caption “Bonus” and the bonuses based on individual performance goals are set forth under the caption “Non-Equity Incentive Plan Compensation.”

United States Securities and Exchange Commission
June 18, 2009

If you have any questions regarding this response, please call me at 206.301.4079.

Sincerely,

/s/ Leo Watterson
Leo Watterson
Vice President—Corporate Accounting and
Chief Accounting Officer